UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period                      to

Commission file number: 0-11399

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation

6800 Cintas Boulevard

P.O. Box 625737

Cincinnati, Ohio 45262-5737

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

Date: June 29, 2017	By:	/s/ Thomas E. Frooman

Thomas E. Frooman, Vice President, Secretary & General Counsel

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Cintas Corporation Partners’ Plan

December 31, 2016 and 2015, and

Years Ended December 31, 2016 and 2015

With Report of Independent Registered Public Accounting Firm

Cintas Corporation Partners’ Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015 and Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors

Cintas Corporation

We have audited the accompanying statements of net assets available for benefits of the Cintas Corporation Partners’ Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cintas Corporation Partners’ Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Cintas Corporation Partners’ Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 28, 2017

Cincinnati, Ohio

Cintas Corporation Partners’ Plan

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Cash	$1,453,604	$164,594
Investments at fair value	1,121,387,245	972,562,281
Fully benefit-responsive investment contracts at contract value	156,777,488	136,246,440

Receivables:
Notes receivable from participants	35,747,411	33,901,627
Interest income and dividends	683	42

	35,748,094	33,901,669

Net assets available for benefits	$1,315,366,431	$1,142,874,984

See accompanying notes.

Cintas Corporation Partners’ Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2016	2015
Additions
Investment income:
Interest and dividends	$24,379,327	$37,219,056
Net appreciation (depreciation) in fair value of investments	107,374,306	(2,380,234)

	131,753,633	34,838,822

Interest income on notes receivable from participants	1,406,189	1,294,373

Contributions:
Employer	43,111,968	38,447,876
Participants	77,859,634	68,845,538
Rollovers	4,405,832	2,352,187

Total contributions	125,377,434	109,645,601

Total additions	258,537,256	145,778,796

Deductions
Benefit payments	85,207,356	119,479,936
Administrative expenses	838,453	827,397

Total deductions	86,045,809	120,307,333

Net increase	172,491,447	25,471,463

Net assets available for benefits at beginning of year	1,142,874,984	1,117,403,521

Net assets available for benefits at end of year	$1,315,366,431	$1,142,874,984

See accompanying notes.

Cintas Corporation Partners’ Plan

Notes to Financial Statements

December 31, 2016

1. Description of the Plan

The following description of the Cintas Corporation Partners’ Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit-Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (the ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pretax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code (the Code), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Cintas is the Plan Administrator, Aon Hewitt serves as the Record-keeper and Fifth Third Bank serves as the Plan Trustee.

Eligibility and Participation

The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company’s contributions made as of the end of the fiscal year (May 31), provided they work at least 1,000 hours during the preceding Plan year and are employed by the Company on the last day of the Company’s fiscal year.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

A Participant is permitted to make voluntary pretax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pretax contributions.

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to the profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant’s account is credited with the Participant’s voluntary pretax contribution and an allocation of: (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, (iv) forfeitures from the profit-sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pretax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit-sharing and ESOP portions of (iv) is based upon the ratio of each Participant’s total points calculated on the basis of years of service and eligible compensation to the total points of all Participants that are calculated on the basis of years of service and eligible compensation, provided that the Participant is eligible to receive a profit-sharing or ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant’s 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures totaled $1,801,723 and $1,364,965 for the years ended December 31, 2016 and 2015, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). The Company allocated $0 and $0 to eligible participants as described above in (iv) for the years ended December 31, 2016 and 2015, respectively.

Investment Elections

The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP contributions into one or more of the investment options described below once they have vested in their ESOP contributions. The Plan allows the Participants to direct their 401(k) pretax, after-tax, matching, rollover, and profit-sharing contributions into one or more of the following investment options:

The Cintas Corporation Common Stock Fund is a separately managed account that invests in common stock of the Company. Fifth Third Bank makes purchases of the Company’s common stock for this Fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company’s common stock for the Fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

The Fifth Third Equity Index Collective Fund is a bank-sponsored collective investment Fund (common collective trust) that seeks long-term capital appreciation through replicating the holdings within the Standard & Poor’s (S&P) 500 Index. Management of the Fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available market prices.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

The Dodge & Cox Income Fund is a registered investment company (mutual fund) that seeks a high and stable rate of current income, consistent with long-term preservation of capital. The Fund invests in a diversified portfolio consisting primarily of high-quality bonds and other debt securities. Debt securities in which the Fund may invest include government and government-related obligations, mortgage- and asset-backed securities, corporate and municipal bonds, and other debt securities, and may include fixed and floating rate instruments. A maximum of 20% of the Fund’s total assets may be invested in debt obligations rated below investment grade.

The PIMCO Investment Grade Corporate Bond Fund is a registered investment company (mutual fund) that seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The Fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed-income securities of varying maturities.

The PIMCO Real Return Fund is a registered investment company (mutual fund) that seeks to provide a return in excess of inflation by investing in U.S. Treasury inflation protection securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The T. Rowe Price Retirement Family of Funds (T. Rowe Price Retirement Fund, T. Rowe Price Retirement 2020 Fund, T. Rowe Price Retirement 2025 Fund, T. Rowe Price Retirement 2030 Fund, T. Rowe Price Retirement 2035 Fund, T. Rowe Price Retirement 2040 Fund, and T. Rowe Price Retirement 2050 Fund) are registered investment companies (mutual funds) that seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed-income securities and cash instruments) as retirement age approaches.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

The T. Rowe Price Growth Stock Fund is a registered investment company (mutual fund) that seeks to provide long-term capital growth and, secondarily, increase dividend income through investments in the common stocks of well-established growth companies. The Fund will normally invest at least 80% of its net assets in the common stocks of a diversified group of growth companies. The Fund seeks investments in companies that have the ability to pay increasing dividends through strong cash flow and generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth.

The Artisan Mid Cap Fund is a registered investment company (mutual fund) that seeks long-term capital growth. The Fund primarily invests in equity securities of mid-sized companies. The Fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The DFA U.S. Large Cap Value Portfolio Institutional Fund is a registered investment company (mutual fund) that pursues its investment objective by investing substantially all of its assets in the U.S. Large Cap Value Series. The U.S. Large Cap Value Series, using a market capitalization weighted approach, purchases a broad and diverse group of readily marketable securities of large U.S. companies that Dimensional Fund Advisors LP (the Advisor) determines to be value stocks.

The Dodge & Cox International Stock Fund is a registered investment company (mutual fund) that invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, which may include emerging market countries. Under normal circumstances, the Fund will invest at least 80% of its total assets in equity securities of non-U.S. companies, including common stocks, depositary receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

The Vanguard Small Cap Index Institutional Fund is a registered investment company (mutual fund) that seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The Fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the Index, holding each stock in approximately the same proportion as its weighting in the Index.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets. Employee pretax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of service, with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested

Fewer than 2 years	—%
2 years but fewer than 3 years	20
3 years but fewer than 4 years	40
4 years but fewer than 5 years	60
5 years or more	100

Participant Loans

The Participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pretax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate, and loan terms are not to be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans (continued)

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

A Participant may receive a lump-sum amount of the vested portions of his or her account at any time after having been terminated from Cintas for more than 30 days.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account: (i) in monthly, quarterly, semiannual, or annual installment payments over a period of less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account in full shares of the Company’s common stock.

Benefit payments requested prior to December 31, 2016 and 2015, but that were not paid out until after year-end, totaled $125,940 and $185,724, respectively, and are attributable to the standard processing time of distributing benefit payments.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

Notes receivable from Participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to the fair value of investments. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Plan follows the provisions of Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) No. 820, Fair Value Measurement, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

New Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15 “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15).” ASU 2014-15 defines management’s responsibility to evaluate whether there is a substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. In connection with preparing financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an organization’s ability to continue as going concern within one year after the date that the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016. Management has performed this assessment as of the date these financial statements were issued and no going concern uncertainties were identified.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2016
	Level 1	Level 2	Level 3	Total
Investments:
Interest-bearing cash	$—	$2,315,901	$—	$2,315,901
Cintas Corporation Common Stock Fund:
Cintas Corporation common stock	348,269,412	—	—	348,269,412
Shares of registered investment companies:
Life cycle funds	371,706,748	—	—	371,706,748
Fixed-income funds	54,084,720	—	—	54,084,720
U.S. equity funds	243,932,234	—	—	243,932,234
International equity fund	39,761,116	—	—	39,761,116

Total investments at fair value	$1,057,754,230	$2,315,901	$—	$1,060,070,131

Common collective trust funds measured at net asset value:
Common collective trusts				61,317,114

Total assets at fair value				$1,121,387,245

	2015
	Level 1	Level 2	Level 3	Total
Investments:
Interest-bearing cash	$—	$15,620,812	$—	$15,620,812
Cintas Corporation Common Stock Fund:
Cintas Corporation common stock	272,145,901	—	—	272,145,901

Shares of registered investment companies:
Life cycle funds	323,339,849	—	—	323,339,849
Fixed-income funds	44,846,861	—	—	44,846,861
U.S. equity funds	225,983,764	—	—	225,983,764
International equity fund	37,804,972	—	—	37,804,972

Total investments at fair value	$904,121,347	$15,620,812	$—	$919,742,159

Common collective trust funds measured at net asset value:
Common collective trusts				52,820,122

Total assets at fair value				$972,562,281

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following is a description of the valuation methods used for investments measured at fair value.

•	Interest-bearing cash: The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business. Inputs are based on broker/dealer quotations and the valuation technique is a market approach.

•	Cintas Corporation common stock: The fair value of these securities is based on observable market quotations of the Company’s common stock, which is traded on a national exchange and is priced on a daily basis at the close of business.

•	Shares of registered investment companies: The fair value of these securities is based on observable market quotations for the actual underlying funds, which is traded on national exchange and is priced on a daily basis at the close of business.

•	Shares of common collective trusts: The common collective trust fund are public investment vehicles valued using a net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds by the Participants.

4. Investment Contract with Insurance Company

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract with Insurance Company (continued)

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The Plan invests in synthetic guaranteed investment contract (GICs) that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract With Insurance Company (continued)

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.

The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract With Insurance Company (continued)

If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

5. Related-Party and Parties-In-Interest Transactions

Certain of the Plan’s investments are shares of a common/collective trust and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2016 and 2015, the Plan received $3,999,710 and $3,153,402, respectively in common stock dividends from the Company.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 13, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cintas Corporation Partners’ Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Corporation Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value

Cintas Corporation common stock
Cintas Corporation Common Stock Fund*	3,013,754 shares	$348,269,412

Interest-bearing cash
Fifth Third Banksafe Trust*		2,315,901

Shares of registered investment companies
Artisan Mid Cap Fund	1,452,408 shares	56,789,171
DFA U.S. Large Cap Value Portfolio Institutional Fund	2,143,148 shares	75,203,059
Dodge & Cox International Stock Fund	1,043,599 shares	39,761,116
Dodge & Cox Income Fund	2,359,595 shares	32,066,901
Vanguard Small Cap Index Institutional Fund	995,718 shares	61,505,494
T. Rowe Price Growth Stock Fund	946,594 shares	50,434,510
T. Rowe Price Retirement Fund	1,698,273 shares	18,035,662
T. Rowe Price Retirement 2020 Fund	3,297,574 shares	36,207,362
T. Rowe Price Retirement 2025 Fund	4,216,706 shares	46,636,768
T. Rowe Price Retirement 2030 Fund	4,555,581 shares	50,658,058
T. Rowe Price Retirement 2035 Fund	4,185,023 shares	46,788,559
T. Rowe Price Retirement 2040 Fund	7,431,347 shares	83,379,715
T. Rowe Price Retirement 2050 Fund	8,021,446 shares	90,000,624
PIMCO Real Return Fund	574,011 shares	6,268,197
PIMCO Investment Grade Corp Bond Fund	1,542,568 shares	15,749,622

		709,484,818

Common collective trust
Fifth Third Equity Index Collective Fund*	1,127,567 shares	61,317,114

Interest-bearing cash
Fifth Third BankSafe Deposit Account*		1,000,272
Fifth Third BankSafe Premium Deposit Account*		4,550,603

Cintas Corporation Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value

Synthetic guaranteed investment contracts
Prudential Synthetic Wrap GA-62421, variable rate:
Underlying securities:
Term Fund 2016		$398,657
Term Fund 2017		5,582,423
Term Fund 2018		5,670,956
Term Fund 2019		7,923,388
Term Fund 2020		5,535,905
Prudential Core Conservative Int. Bond Fund		37,586,781
Voya MCA-60393
Underlying securities:
Term Fund 2016		401,038
Term Fund 2017		7,643,013
Term Fund 2018		7,913,532
Term Fund 2019		7,783,108
Term Fund 2020		8,201,006
Voya MCA-60393 Intermediate Core Fund		32,629,748
Voya MCA-60393 (Loomis Intermediate Gov/Credit Fund)		23,957,057

		151,226,613
Participant loans*	Varying maturity dates with interest rates ranging from 4.25%–4.5%	35,747,411

		$1,313,912,144

*	Indicates party-in-interest to the Plan.